RW 1 requestforwithdrawal0504.htm REQUEST FOR

November 18, 2004

BY EDGAR

Securities and Exchange Commission

Division of Corporate Finance

450 Fifth Street, N.W.

Washington, DC 20549

Attention: Anthony Watson

Dear Sirs/Mesdames:

Re: Diatect International Inc.

File No. 333-18250

Registration Statement on Form SB-2 and SB-2/A

Filed August 26, 2003 and January 22, 2004

Diatect International Inc. ("Diatect") hereby requests, pursuant to Rule 477 of Regulation C of the Securities Act of 1933, as amended, the consent of the Securities and Exchange Commission to withdraw the registration statement on Form SB-2 filed by Diatect with the Securities and Exchange Commission on August 26, 2003 and Amended on January 22, 2004 (the "Registration Statement"). The Registration Statement is being withdrawn in response to certain demands from Lajolla Cove Investors “underwriter”.  There was no circulation of preliminary prospectuses in connection with the proposed transaction, the Registration Statement was not declared effective by the Securities and Exchange Commission, and none of Diatect securities were sold pursuant to the Registration Statement. Diatect requests that the Securities and Exchange Commission consent to this application on the grounds that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.  If you have any questions or comments relating to this request for withdrawal, please contact. Garry McAllister, counsel for Diatect at (801) 572-6610.

Yours truly,

Diatect International Inc.

/s/ David Andrus

David Andrus

Chief Executive Officer, Principal Accounting Officer